June 18, 2010

H. Christopher Owings

Assistant Director

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Mail Stop 3561

Re:	Maine & Maritimes Corporation Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Filed June 2, 2010 File Number 333-103749

Dear Mr. Owings,

We are in receipt of your letter addressed to Maine & Maritimes Corporation (the “Company”) dated June 16, 2010. We are providing the following information in response to each of the comments and questions in your letter.

General

1. We note that members of your board and management will receive benefits as a result of the transaction, and your related revisions in response to comment one of our May 5, 2010 letter. Where you included the board’s recommendation, disclose with equal prominence that your directors and executive officers will directly benefit from the transaction. Please make similar revisions in all applicable places in the filing. For example, please revise the first full bullet on page 2 to disclose that MAM’s stockholders should be aware that certain of MAM’s directors and executive officers have interest in the transaction that are different from, or in addition to, the interest of MAM’s stockholders generally and that these interests may present them with actual or potential conflicts of interest.

Response: We revised the first bullet on page 2 with this disclosure. We added this same disclosure on page 32, and we note that this language also appears on pages 11 and 41.

Proposal 1. The Merger, page 20

Opinion of MAM’s Financial Advisors, page 32

Historical Stock Trading Analysis, page 34

Precedent Transaction Analysis, page 34

2. You disclose that “KeyBanc estimated a range of forward EBITDA multiples…” and then “estimated a range of enterprise values for the Company by multiplying the endpoints of the forward EBITDA multiple range by the Company’s estimated EBITDA of $8.8 million (excluding stranded costs) for the fiscal year ended December 31, 2010, plus the estimated present value of the stranded costs at an 8.0% weighted average cost of capital.” Please disclose both the 2010 projected EBITDA before deduction the present value of the stranded costs and the estimated present value of the stranded costs for the fiscal year ended December 31, 2010.

Response: We supplementally advise the Staff that inclusion of 2010 projected EBITDA that does not exclude stranded costs could be misleading to investors. A precedent transaction analysis using EBITDA multiples is based on the premise that the company will maintain comparable levels of EBITDA on a going forward basis. The stranded costs, however, are fixed one-time income streams. Therefore, it could be misleading to investors to include an EBITDA figure for the company that included these stranded costs. The more accurate method, which was performed and disclosed in Amendment No. 1 to the Preliminary Proxy Statement, is to exclude the stranded costs from EBITDA when applying it to the multiple range and then to add the present value of the stranded costs to that calculation. MAM directs the Staff to page 34 for a detailed discussion of the treatment of stranded costs. MAM has revised the disclosure on page 34 in response to the Staff’s comment.

3. Please explain how KeyBanc arrived at an 8.0% weighted average cost of capital under this heading.

Response: MAM has revised the disclosure on page 34 in response to the Staff’s comment.

Discounted Cash Flow Analysis, page 36

4. You disclose that “KeyBanc examined the value of the Company based on projected free cash flow estimates… generated utilizing financial projections for the years ending December 31, 2010 through December 31, 2019 that were prepared and furnished to KeyBanc by the Company’s management.” Please disclose these free cash flow projections under the heading “Certain Financial Projections” on page 38. Please also disclose how the company calculated free cash flow.

Response: MAM has revised the disclosure on page 37 in response to the Staff’s comment.

5. Under the heading “Certain Financial Projections” on page 38, we note that you include projections through 2014 but that you omit the projections for the period 2015 through 2019. Since it appears that KeyBanc used these projections in its discounted cash flow analysis, please also disclose the projections for the period 2015 through 2019.

Response: MAM has revised the disclosure on page 41 in response to the Staff’s comment.

Premiums Paid Analysis, page 37

6. We reviewed your response to comment 18 in our letter dated May 5, 2010 and reissue this comment in part. We note your disclosure on page 37 that KeyBanc selected change of control transitions involving U.S. targets in the gas and utility sectors, but please expand to disclose the basis for the selection of these 15 change of control transactions.

Response: We supplementally advise the Staff that the 15 change of control transactions involving U.S. targets in the gas and utility sectors during the past five years prior to the issuance of KeyBanc’s fairness opinion were the only change of control transactions involving U.S. targets in the gas and utility sectors during that time frame that were not distressed transactions. MAM has revised the disclosure on page 37 in response to the Staff’s comment.

Interests of MAM’s Directors and Executive Officers in the Merger, page 40

7. Under the heading “Treatment of Options Outstanding Under Our Stock Option Plans” on page 53 you disclose that your “stock and options plans…will be terminated prior to the effective time of the merger” but that you “will use [your] reasonable best efforts to provide that each right to acquire shares of [your] common stock will be converted at the effective time of the merger into the right to receive a cash amount equal to the excess, if any, of $45.00 per share over the exercise price payable in respect of the share of our common stock issuable under any option.” Please expand your discussion beginning on page 40 to disclose and quantify any potential benefits to any of your directors and officers in relation to the termination of these plans.

Response: We have added a new disclosure on page 44 under the heading “2002 Stock Option Plan” which says that none of the current officers and directors own any stock options. The interests of the current officers and directors are described under the headings “Change of Control Benefits,” “Awards under 2010 Executive Compensation Plan,” and “Director Deferred Compensation.”

Directors Deferred Compensation, page 43

8. We note the revisions you made to the disclosure under this heading. Please revise this disclosure to define the term “Units.” If you are referring to phantom stock, please revise so as to avoid confusion.

Response: We have changed the disclosure to refer to phantom stock instead of “Units.”

9. Please also revise to quantify the increased value of the vested benefit for the outside directors who have elected to receive phantom stock under MAM’s Deferred Compensation Plan for Outside Directors. You may wish to include a table to show, on a director-by-director basis, the total cumulative phantom stock units, the value immediately prior to the announcement of the merger and the increase value of the vested benefit upon the consummation of the merger.

Response: We have added a table at the end of this section with the information you suggested.

Additional Changes: We have updated the Stock Ownership tables and information on pages 83 and 84.

Please contact me by phone at (207) 760-2422 or fax at (207) 760-2423 if you have additional questions or comments.

Respectfully,

MAINE & MARITIMES CORPORATION
/s/ Patrick C. Cannon
Patrick C. Cannon
General Counsel